DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2189
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November 11, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel
                 Assistant Director
Re:	Qualcomm Incorporated Form 10-Q for the Quarterly Period Ended March 29, 2009 File No. 0-19528
Dear Mr. Spirgel:
On behalf of Qualcomm Incorporated (“Qualcomm” or “the Company”), I am writing to follow up on the recent telephone communications that Qualcomm and others have had with the Staff regarding Qualcomm’s Form 10-Q for the quarterly period ended March 29, 2009, as well as discussions regarding Qualcomm’s Form 10-K for fiscal 2009 that was filed on November 5, 2009. Toward that purpose, I provide the following summary of our response to the discussions.
The Company recognizes the difficulty in reliably estimating the value of the various elements of the Qualcomm/Broadcom settlement agreement due to, among other things, (i) findings by USPTO examiners in the reexamination process that the asserted claims of certain of the related Broadcom patents were invalid, (ii) the Company’s successful preparation and deployment of technical design arounds, (iii) the Company’s belief that it was not using any of Broadcom’s patents at the time of the agreement, and (iv) the speculative nature of any value that might be ascribed to future patents that might be developed over the course of the mutual covenants not-to-assert. Accordingly, following internal discussions and deliberations with respect to the valuation considerations surrounding this unique and complex agreement, the Company concluded the elements which represented assets could be viewed as not conducive to reliable estimates of value. As a result, the Company determined that it would be acceptable to treat the agreement as a single element for accounting purposes. As was indicated on the November 3rd call with the Staff, the Company believes that the predominant component of the arrangement was the litigation settlement. Accordingly, the Company recorded an additional settlement charge in its fourth fiscal quarter (September quarter end) of $35 million to write off the assets that were initially capitalized. This adjustment increased the total settlement charge recorded during fiscal 2009 to $783 million.
In its fiscal 2009 Form 10-K, the Company presented the total charge as a separate line item on its consolidated statement of operations entitled, “Litigation settlement, patent license and other related items (Note 9).” In Note 9, the Company included the disclosure that had been provided for the Staff’s review prior to the filing of the fiscal 2009 financial statements.
In connection with its responses to the Commission’s Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank you for the assistance provided by the members of the Staff who were involved in the discussion of these issues.

Sincerely, DLA Piper LLP (US)
By:	/s/ Cameron Jay Rains
Cameron Jay Rains
Admitted to practice in California